UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Babcock & Wilcox Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

05614L 10 0

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05614L 10 0

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,975,041
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,975,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,975,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 05614L 10 0

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,975,041
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,975,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,975,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 05614L 10 0

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,975,041
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,975,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,975,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 05614L 10 0

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,975,041
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,975,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,975,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.8%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP NO. 05614L 10 0

1	NAME OF REPORTING PERSON

STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,975,041
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,975,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,975,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.8%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP NO. 05614L 10 0

1	NAME OF REPORTING PERSON

STEEL PARTNERS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		285,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

285,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

285,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP NO. 05614L 10 0

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		285,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

285,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

285,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 05614L 10 0

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 23, 2018, Steel Holdings submitted a proposal (the “Proposal”) to the board of directors of the Issuer with respect to the acquisition of the Issuer. The Proposal refers to Steel Holdings’ active dialogue with the Issuer and its advisors and continued belief that a sale of the entire Issuer would be in the best interests of the Issuer and its shareholders. Pursuant to the Proposal, Steel Holdings is prepared to acquire all Shares it does not currently own for a price in the range of $3.00-$3.50 per Share in cash, a range which reflects a significant premium to the Issuer’s recently completed rights offering. The Proposal is based upon the acquisition of the entire Issuer, including its MEGTEC and Universal businesses.

The Proposal states that Steel Holdings is prepared to move expeditiously and cooperatively to complete a transaction and urges the Issuer to promptly complete its efforts to satisfy Steel Holdings’ due diligence requests. The proposed transaction is subject to completion of Steel Holdings’ due diligence, negotiation and execution of a merger agreement containing customary terms and conditions for a transaction of this type and size, and other customary conditions. There can be no assurance that a definitive merger agreement will be executed or that any transaction will be consummated.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the Proposal, which is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 168,637,854 Shares outstanding, which is the total number of Shares outstanding as of May 4, 2018 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2018.

As of the close of business on the date hereof, Steel Excel owned directly 29,975,041 Shares, constituting approximately 17.8% of the Shares outstanding. By virtue of their relationships with Steel Excel discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel.

As of the close of business on the date hereof, SPL owned directly 285,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

9

CUSIP NO. 05614L 10 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 5(c) is hereby amended to add the following:

(c)       There were no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 7 to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description

99.1	Letter from Steel Partners Holdings L.P. to the Board of Directors of Babcock & Wilcox Enterprises, Inc., dated May 23, 2018.

10

CUSIP NO. 05614L 10 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2018	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer

11

CUSIP NO. 05614L 10 0

STEEL EXCEL INC.

By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Treasurer

STEEL PARTNERS LTD.

By:	/s/ Mario Marcon
Mario Marcon, Chief Financial Officer

/s/ Mario Marcon
Mario Marcon as Attorney-In-Fact for Warren G. Lichtenstein

12